

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

September 15, 2009

Mr. Haiming Liu
Chief Financial Officer
Wuhan General Group (China), Inc.
Canglong Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

> **RE: Wuhan General Group (China), Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2009**
> **File No. 1-34125**

Dear Mr. Liu:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center">Form 10-K for the Year Ended December 31, 2008</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Item 1 Business, page 1
Our Market, page 10

2. Please enhance your discussion about the distribution methods of your products, all in accordance with Item 101(h)(4)(ii) of Regulation S-K. While you disclose that for your

industrial blower products you utilize competitive bidding, it is not readily apparent what your marketing and distribution process is with respect to the rest of your products.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>

<u>Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 30</u>

3. Please expand/revise your discussion under results of operations for all periods to:

    - Quantify the extent to which material increases in sales are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 30 that the increase is mainly attributable to the increased demand for anti-pollution equipment in China and revenue from the construction of thermal electric plant. However, you do not quantify the impact of these factors on sales for the period discussed;

    - Provide a more robust explanation for the changes in line items within your statements of income. For example, you indicate that the increase in cost of sales was primarily attributable to the increase in the costs of materials. However, you have not provided any insight into which particular material costs have increased or the increase in price from the prior year to the current year. You also indicated that increased marketing efforts was the reason for the increase in selling expenses without further explanations as to the extent of the increase efforts or the amount of market efforts employed by the Company.

    Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K. Please show us supplementally what your revised disclosure will look like.

<u>Liquidity and Capital Resources, page 30</u>

4. Please tell us whether any of the bank loans disclosed on page 31 were made pursuant to a written note or agreement, and if so, why you have not filed them as an exhibit to your annual report. See Item 601(b)(10) of Regulation S-K. Otherwise, please file them with your next periodic report or incorporate them by reference in your future filings.

5. We note that you have not identified the components that resulted in the significant increase in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for notes receivables, accounts payable and other payables. Please show us supplementally what your revised disclosure will look like.

6. We note that you did not disclose whether you were in compliance with all loan covenants as of December 31, 2008. Please disclose whether you are in compliance with your loan covenants. Please also disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements. Please also disclose the availability under your various bank facilities and loan facilities as of each balance sheet date. Please show us supplementally what your revised disclosure will look like.

Critical Accounting Policies, page 34

7. Please expand your critical accounting policies to address the following areas:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
   - If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;
   - If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
   - A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect; and
   - A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

   Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003. Please show us supplementally what your revised disclosure will look like.

Revenue Recognition, page 36

8. On page F-31, you indicate in your major development in sales footnote that you record revenue for the contract with Huangli under the percentage of completion. Please revise your revenue recognition policy here and in the notes to the financial statements to include the accounting for contracts using the percentage of completion method. Please show us supplementally what your revised disclosure will look like.

9. In your prior response to our comments related to revenue recognition during the review of your Form SB-2 filed on March 16, 2007, you indicated that installation is not essential to the functionality of your equipment. Please revise your disclosure to disclose that installation of your products is not essential to the functionality of the equipment shipped, if true. Please also include, if true, that your products are complete and functional at the point they are delivered to the customer and installation can be performed by others. Please show us supplementally what your revised disclosure will look like.

Controls and Procedures, page 39

10. Please specifically state and disclose the conclusion of your evaluation of your disclosure controls and procedures. Please revise your disclosure to state whether your disclosure controls and procedures are effective or not effective. Please show us supplementally what your revised disclosure will look like.

Financial Statements

10. Construction in Progress, page F-19

11. We note that you had construction in progress of $30.2 million as of December 31, 2008. We also note that you had a significant increase in accounts payable balances from December 31, 2007 to December 31, 2008. Please tell us whether your liabilities as of December 31, 2008 included any payables or accruals for capital expenditures that had not been paid as of December 31, 2008. To the extent that you have liabilities outstanding as of period end related to construction in progress, those liabilities should be excluded from the total change in accounts payable, accrued expenses and other payables and presented instead as supplemental information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95 and revise your filing as necessary.

12. Please expand your disclosures to discuss the nature of the projects that these assets relate to, when you expect the assets to be ready for their intended use, considerations you give as to whether these assets could be impaired, and the reasons for significant changes in the construction in progress accounts from period to period. Please also address what the reclassification of assets related to Huangli Project from Construction in Progress to Inventory represents as reported on your statements of cash flows. Please show us supplementally what your revised disclosure will look like.

15. Capitalization, page F-24

    13. Please provide the disclosures required by SFAS 129 for each of your equity securities. You should disclose the rights and obligations associated with each of your securities. For example, your disclosures on page 20 indicate that in the event you issue common stock or securities convertible into common stock in the future for consideration that is less than the conversion price of your outstanding Series A Preferred Stock or the exercise prices of outstanding warrants, the number of shares that you would be required to issue upon conversion of the Series A Preferred Stock would be increased and the exercise price of the warrants would be decreased. Please show us supplementally what your revised disclosure will look like.

Series B Convertible Preferred Stock, page F-24

    14. On September 5, 2008, you indicate that amended your Series J warrants so that such warrants are exercisable for shares of your Series B Convertible Preferred Stock. Please tell us how you accounted for the modification as well as exercise of these warrants, including the constructive preferred dividend amount. Please cite the accounting literature used to support your conclusion.

Penalty Shares, page F-25

    15. Please expand your disclosure to state what consideration was given to your stock price in determining the value of the shares issued as a penalty for the Company's failure to achieve listing status on NASDAQ by a predetermined date.

17. Income Taxes, page F-26

    16. Please provide the disclosures required by paragraphs 43 through 49 of SFAS 109, as applicable. Please show us supplementally what your revised disclosure will look like.

18. Earnings Per Share, page F-27

    17. Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40.c. of SFAS 128.

    18. Your use of the term "EPS in the absence of constructive preferred dividends" appears to be a Non-GAAP financial measure. Please remove this Non-GAAP financial measure from your notes to the financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

19. Operating Segments, page F-28

19. Please disclose the types of amounts included in company, UFG, adjustments column for each period presented. Please disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them separately. See paragraphs 31 and 32 of SFAS 131. Please also discuss the business reasons for fluctuations in these amounts in MD&A. Please show us supplementally what your revised disclosure will look like.

20. Stock Compensation Expense, page F-30

20. Please tell us how you determined your expected volatility rate of 20% as used in your Black-Scholes model.

Form 10-Q for the Quarterly Period Ended June 30, 2009

General

21. Please address the comments above in your interim filings as well.

22. It appears that you adopted SFAS 160 effective January 1, 2009. Please provide the disclosures required by paragraphs 38 of ARB 51, as amended by SFAS 160, or tell us where they have been provided. Please show us supplementally what your revised disclosure will look like.

Statements of Income, page 3

23. In order not to imply a greater degree of precision than exists, revise your presentations of earnings per share for the three months ended June 30, 2009 throughout the filing to round only to the nearest cent.

14. Capitalization, page 22

24. On page 20 on your Form 10-K for the year ended December 31, 2008, you have included a risk factor that indicates that in the event that you issue common stock or securities convertible into common stock in the future for consideration that is less than the conversion price of your outstanding Series A Preferred Stock or the exercise prices of outstanding warrants, the number of shares that you would be required to issue upon conversion of the Series A Preferred Stock would be increased and the exercise price of the warrants would be decreased.   Paragraph 11(a) of SFAS 133 specifies that contracts that are both (a) indexed to its own stock and (b) classified in stockholders' equity in its statement of financial position shall not be considered a derivative financial instrument for purposes of applying SFAS 133. Please tell us what consideration you gave to whether your convertible securities and warrants meet the scope exception in paragraph 11(a) under SFAS 133. Please provide us with your analysis of whether your convertible securities and warrants are indexed to its own stock pursuant to paragraph 11 of EITF 07-

05 by a) evaluating the instrument's contingent exercise provisions, if any and b) evaluating the instrument's settlement provisions. Please also refer to illustrative example 8 in Exhibit 7-5A of EITF 07-5.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

25. Accounts receivable represents approximately 49% of your total current assets and inventory represents approximately 25% of your total current assets at June 30, 2009. As such, please consider discussing any material variances or trends identified. For example, you should consider including an analysis of days sales outstanding for your receivables and inventory turnover rates for each period presented along with an explanation of any material variances. Such disclosure would provide investors with a better understanding of the collectability of your receivables and the realizability of your inventories. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please show us supplementally what your revised disclosure will look like.

Liquidity and Capital Resources, page 32

26. Please provide a comprehensive discussion of your liquidity given your recent decrease in sales, increase in accounts receivable and use of cash in operations, and ensure that you clearly disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity. Stating that the decrease was attributable "to the decreased investments both in steel companies and power plants as the result of economic slow-down in China" is overly broad and insufficient to provide the investors with a clear understanding of the economic environment in which the company operates.

27. In addition, please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect the recent economic events to affect other sources of liquidity.

Definitive Proxy Statement on Schedule 14A Filed on April 30, 2009

Election of Directors, page 3
Nominees for Director, page 3

28. Please ensure that you provide complete disclosure about each director's and officer's business experience for the most recent five years. To the extent that a director is self-employed or retired, so disclose. For example, you have not specified the time period that Mr. Shi Yu has worked for Hubei Zhongkun Zhaofu Investment Guaranty Co. or when he served as the president of the Bank of China Hubei sub-branch.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief